June 12, 2007

VIA EDGAR, FACSIMILE AND FEDEX

Mr. Jim Atkinson

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street N.E.

Washington, D.C. 20549

Re: The First American Corporation

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed March 1, 2007

File No. 001-13585

Dear Mr. Atkinson:

Thank you for the comments contained in your letter dated May 18, 2007, regarding the above-referenced filing.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have copied your comments below, followed by the Company’s response:

1.	Please provide us in disclosure-type format a more detailed explanation of the circumstances that gave rise to the error(s) that necessitated the restatement of your previously issued financial statements. In doing so, please

a.	Cite the provision of the specific accounting literature by pronouncement and paragraph that was incorrectly applied. Please explain how the measurement date used to value stock options differed from that required by APB Opinion No. 25. Please refer to the Chief Accountant’s September 19, 2006 letter that contains guidance information to be included in filings that include corrections of errors in accounting for stock option grants, posted on the website at http://www.sec.gov/info/accountants/staffletters/fei_aicpa091906.htm.

Response

Paragraph 10b of Accounting Principles Board Opinion 25 “Accounting for Stock Issued to Employees” (“APB 25”) states that:

“The measurement date for determining compensation cost in stock option, purchase, and award plans is the first date on which are known both (1) the number of shares that an individual employee is entitled to receive and (2) the option or purchase price, if any. That date for many or most plans is the date an option or purchase right is granted or stock is awarded to an individual employee and is therefore unchanged from Chapter 13B of ARB No. 43. However, the measurement date may be later than the date of grant or award in plans with variable terms that depend on events after date of grant or award.”

In the course of its review of its historical stock option granting practices, the Company discovered instances where (i) the grant price used for accounting purposes was as of a date different than the accounting measurement date, (ii) there was an incorrect determination of the accounting measurement date and (iii) the administration of the plan was not in compliance with the plan’s provisions. As a result, the Company determined that a number of stock option grants made between 1996 and the first quarter of 2006 were improperly accounted for under APB 25 and FAS 123R “Share-Based Payment” (“FAS 123R”). More specifically:

•

The Company identified some grants whereby the accounting measurement date was not properly determined due to insufficient knowledge by the accounting personnel responsible for stock option accounting of all the facts and circumstances underlying the individual grants. This resulted in some grants being required to have compensation expense recognized under the provisions of APB 25 for which no expense had previously been recognized. In addition to the instances where compensation expense was required, there were also instances where the stock price as of the new measurement date was below the grant price. In those cases, no accounting adjustments were required.

•

The Company identified some grants for which the underlying documentation was incomplete or inconsistent (similar to the fact pattern described in Section G of the Chief Accountant’s September 19, 2006, letter). The review of these grants resulted in a change to the accounting measurement date. This resulted in some grants being required to have compensation expense recognized under the provisions of APB 25 for which no expense had previously been recognized. In addition to the instances where compensation expense was required, there were also instances where the stock price as of the new measurement date was below the grant price. In those cases, no accounting adjustments were required.

Please see response to 1.b. below regarding the conclusions related to the causes of these issues.

b.	Disclose when the error was discovered and the circumstances that led to the discovery of the error. Elaborate on any internal control deficiencies that allowed the misapplication of some accounting provisions to prevail over time and explain why these did not amount to a material weakness.

Response

In late July 2006 and in connection with the review of the Company’s financial statements for the second quarter of 2006, in response to publicity at the time regarding stock option grant practices, a comparison of the Company’s historical stock prices and stock option grant prices was performed. Based on the results of this analysis, the Company commenced a review of the documentation and procedures for all stock option awards made by the Company under the Company’s 1996 Stock Option Plan, 1997 Directors’ Stock Plan and 2006 Incentive Compensation Plan (collectively, the “Plans”) since the inception of the Plans and a review of the accounting treatment of such awards. In this preliminary analysis, potential issues related to the grant prices used for accounting purposes for some awards were identified. In reaction to the potential issues noted, the Company formed a special subcommittee of its Audit Committee to review the Company’s historical stock option granting practices and related tax and accounting matters. To assist it, the special subcommittee retained independent counsel, which in turn retained forensic accountants.

In the course of completing the review, management and the special subcommittee identified several internal control deficiencies that led to the misapplication of APB 25 and FAS 123R. In particular, management and the special subcommittee found the following internal control deficiencies:

•	Lack of a formal policy requiring that the plan administrator document the accounting measurement date and compare the stock price as of that date to the grant price.

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Lack of a policy ensuring that the accounting personnel responsible for stock option accounting had all information pertinent to the proper determination of the measure date and pricing for each grant.

•	Lack of formal delegation of stock option granting authority, or documentation thereof, to management by the Compensation Committee.

We note that the special subcommittee did not find that these errors were the result of fraud, self-interest on the part of management or members of the Board of Directors or intent to misstate the Company’s financial statements.

Please see response 2. below related to management’s conclusions regarding why these control deficiencies did not amount to a material weakness as of December 31, 2006.

c.	Discuss whether and how you changed your controls and procedures as a result of the restatement. Explain the procedures that you have established or will be establishing and the time frame in which these procedures will be implemented. Identify the party or parties responsible for creating and implementing these procedures.

Response

Prior to the identification of issues noted in 1.b. above, management had already made changes to the internal controls surrounding the administration of and accounting for the Plans. A series of changes were approved by the Compensation Committee on June 1, 2006 (prior to the events described in response to 1.b above) and implemented by management shortly thereafter. A second series of changes were finalized on January 9, 2007. The enhanced procedures include:

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Formally clarifying the roles and responsibilities of management and the Compensation Committee related to issuance of awards, interpretations under the Plans and any exceptions to the formal policies, as well as establishing procedures whereby management formally reports to the Compensation Committee on all grants issued.

•	Establishing standards for the pricing of all grants, including stipulating that grants can only be awarded on specified days of the year.

•	Establishing more formal responsibility for the accounting and administration of the Plans.

The Company’s Audit Committee and Compensation Committee, in conjunction with the Company’s inside and outside counsel and the Company’s accounting personnel, created these new procedures and senior management of the Company was charged with implementing them. All of these procedures have been implemented.

Management’s Annual Report on Internal Control over Financial Reporting, page 90

2.	Explain how management was able to reach the conclusion that the company’s internal control over financial reporting was effective at December 31, 2006 in light of the restatements of your previously issued financial statements and in light of your disclosure on page 90 under Item 9.A. that there were no material changes in the company’s internal control over financial reporting during the quarter ended December 31, 2006. We noted similar disclosures in the quarterly reports filed throughout the year.

As discussed in 1.a. above, the material issues noted with the accounting for stock options related to the accounting provided under the provisions of APB 25. Effective January 1, 2006, the Company was required to adopt FAS 123R “Share-Based Payment.” The Company elected to utilize the modified-prospective transition method which changed the accounting for all grants issued prior to January 1, 2006, effective on that date. The change to the fair value requirements of FAS 123R had the effect of significantly remediating the financial statement impact of the prior control deficiencies.

Throughout the year ended December 31, 2006, management implemented many of the changes noted in the response to 1.c above that resulted in improvements to the control structure. Additionally, the volume of new grants issued during the year was significantly below that of the prior years and therefore the materiality associated with new grants was significantly reduced. After reviewing and analyzing the Securities and Exchange Commission’s Staff Accounting Bulletin (“SAB”) No. 99, “Materiality,” Accounting Principles Board Opinion No. 28, “Interim Financial Reporting,” paragraph 29 and SAB Topic 5 F, “Accounting Changes Not Retroactively Applied Due to Immateriality,” and taking into consideration (i) that the restatement adjustments did not have a material impact on the financial statements of any prior interim or annual period taken as a whole; (ii) that the cumulative impact of the restatement adjustments on stockholders’ equity was not material on the financial statements of any prior interim or annual period; and (iii) that the decision to restate previously issued financial statements was made solely because the cumulative impact of the error, if recorded in the current period, would have been deemed material to the current year’s reported net income, management concluded that the control deficiencies that resulted in the restatement of the prior period financial statements did not rise to the level of a material weakness, individually or in the aggregate, within the meaning of AS 2 as of December 31, 2006. Accordingly, management concluded that the internal controls over financial reporting were effective at December 31, 2006.

As it relates to the disclosures included in Item 9.A. related to no material changes in internal control over financial reporting during the quarter ended December 31, 2006 (and similar disclosures in previous quarters), the changes that were outlined in our response to 1.c above were considered by management to be non-significant changes to the control structure, made over several quarters, in light of the fact that the Company had adopted a new accounting standard (FAS 123R versus APB 25), and the controls were applied to a substantially lower level of option grants in 2006 relative to prior years.

Form 10-Q for quarterly period ended March 31, 2007

Financial Statements

Notes to Condensed Consolidated Financial Statements, page 7

Note 9 - Business Combination, page 10

3.	Please clarify in disclosure-type format the reason for recognizing a gain on the business combination of RES with CoreLogic. In your response include references to the specific paragraphs within the accounting literature upon which you relied that support the accounting for this transaction.

Response

The transaction was viewed as a sale of a portion of a controlled subsidiary (RES) for a controlling interest in a new entity (CoreLogic). The Company effectively sold 18% of its investment in RES for 82% of CoreLogic. Pursuant to EITF 01-2 and APB 29, businesses are not productive assets. Therefore, the transaction is required to be recorded at fair value with a gain recognized to the extent that fair value exceeded the book value of the percentage of RES effectively sold in the transaction. Note that this treatment is consistent with that provided to similar transactions consummated by the Company in the past. For your information, this issue was identified by the Staff without any ultimate objection in question 33 of the Commission’s letter to the Company dated November 11, 1998, question 10 of the letter dated December 17, 1998 and question 16 of the letter dated January 29, 1999, along with management’s responses to those letters.

Please feel free to contact me with any further questions or comments.

Sincerely,

/s/ Frank V. McMahon

Vice Chairman and Chief Financial Officer

cc:	Brian Lane
Mary Mast Max Valdes Michael Rasic
Kenneth DeGiorgio
Jeffrey Robinson

1 First American Way · Santa Ana · CA · 92707-5913